 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 1)*

Emerson Radio Corp.

(Name of Issuer)

Common Stock, Par Value $.01 per Share

(Title of Class of Securities)

291087203

(CUSIP Number)

Bingzhao Tan

Wealth Warrior Global Limited

Unit C, 32/F., TML Tower

No. 3 Hoi Shing Road

Tsuen Wan, New Territories, Hong Kong

(852) 3950 4625

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 22, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 291087203	SCHEDULE 13D	Page 2 of 15

1.	NAMES OF REPORTING PERSONS

Aurizon Enterprises Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 3 of 15

1.	NAMES OF REPORTING PERSONS

Merchant Link Holdings Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 4 of 15

1.	NAMES OF REPORTING PERSONS

Omen Charm Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 5 of 15

1.	NAMES OF REPORTING PERSONS

Ocean Rose Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 6 of 15

1.	NAMES OF REPORTING PERSONS

Praisewise Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 7 of 15

1.	NAMES OF REPORTING PERSONS

Rise Vision Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 8 of 15

1.	NAMES OF REPORTING PERSONS

Splendid Brilliance (PTC) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 9 of 15

1.	NAMES OF REPORTING PERSONS

Wealth Warrior Global Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 291087203	SCHEDULE 13D	Page 10 of 15

1.	NAMES OF REPORTING PERSONS

Guichai He
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 11 of 15

1.	NAMES OF REPORTING PERSONS

Bingzhao Tan
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
	7.	SOLE VOTING POWER

0
NUMBER OF	8.	SHARED VOTING POWER
SHARES
BENEFICIALLY		15,243,283
OWNED BY	9.	SOLE DISPOSITIVE POWER
EACH
REPORTING		0
PERSON WITH	10.	SHARED DISPOSITIVE POWER

See Row 8 above.
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON See Row 8 above.
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 64.6%
14.	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 291087203	SCHEDULE 13D	Page 12 of 15

Item 1.	This amendment No. 1 to Schedule 13D (this “Amendment No. 1”), amends and supplements the Schedule 13D filed on October 10, 2017 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment No. 1, collectively, the “Schedule 13D”) by the Reporting Persons, relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Emerson Radio Corp., a Delaware corporation (the “Issuer”). Capitalized terms not defined in this Amendment No. 1 shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As of the date of this Amendment No. 1, S&T International Distribution Ltd., a British Virgin Islands limited company (“S&T”), has the power to vote and dispose of 15,243,283 shares of Common Stock (the “Emerson Shares”), representing approximately 64.6% of the outstanding shares of Common Stock, based on 23,602,402 shares of Common Stock outstanding as of February 14, 2018 as set forth in the Issuer’s proxy statement filed with the Commission on February 22, 2018.

As the sole parent of S&T, Grande N.A.K.S. Ltd., a British Virgin Islands limited company (“N.A.K.S.”), has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T. As the sole parent of N.A.K.S., Nimble Holdings Company Limited (formerly known as The Grande Holdings Limited), a Bermuda limited company (previously referred to as “Grande Holdings” and hereby redefined as “Nimble Holdings”), has the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T.

On September 26, 2017, WW acquired 3,616,495,378 shares of common stock of Nimble Holdings (the “Original Nimble Holdings Interest”) from Sino Bright Enterprises Co., Ltd., a British Virgin Islands limited company (“Sino Bright”). The Original Nimble Holdings Interest represented 65.9% of the outstanding shares of common stock of Nimble Holdings as of the date of the Original Schedule 13D.

The consideration for the acquisition of the Original Nimble Holdings Interest totaled approximately HK$651 million, of which approximately HK$63 million was used to set off an existing loan to Sino Bright and the remainder is payable by WW to Sino Bright on or prior to the second anniversary of the acquisition. This deferred payment is secured by a share mortgage on 1,000,000,000 shares included in the Original Nimble Holdings Interest, representing 18.2% of the outstanding shares of common stock of Nimble Holdings as of the date of the Original Schedule 13D. Sino Bright has agreed that it shall generally exercise any voting power in respect of the Nimble Holdings shares subject to the share mortgage in accordance with the written instructions of WW, but may under certain limited circumstances exercise the voting power with respect to such shares in its discretion.

As a result of the acquisition of the Original Nimble Holdings Interest, on December 1, 2017, WW commenced a mandatory unconditional cash offer under the Hong Kong Code on Takeovers and Mergers (the “Offer”) to purchase the outstanding shares of common stock of Nimble Holdings not held by WW, ML or RV at HK$0.18 per share, the same price per share that WW paid in its acquisition of the Original Nimble Holdings Interest. Upon the close of the Offer on December 22, 2017, WW received valid acceptances in respect of 217,401 shares of common stock of Nimble Holdings. As a result, WW holds 3,616,712,779 shares of common stock of Nimble Holdings (the “Nimble Holdings Interest"), representing approximately 65.9% of the outstanding shares of common stock of Nimble Holdings, as of the date of this Amendment No. 1. Accordingly, WW may be deemed to be a controlling person of Nimble Holdings, and as a result may be deemed to share the power to vote or direct the vote of (and to share the power to dispose or direct the disposition of) the Emerson Shares held for the account of S&T. Mr. Tan is the sole director of WW and owns all of the outstanding shares of common stock of WW.

Effective on December 2, 2017, Mr. Tan became chairman, chief executive officer and executive director of Nimble Holdings.

CUSIP No. 291087203	SCHEDULE 13D	Page 13 of 15

The Reporting Persons intend to have discussions with directors and officers of the Issuer, stockholders of the Issuer (including Nimble Holdings), and third parties in connection with the Reporting Persons’ investment in the Issuer. The subject of these discussions may in the future include the Issuer’s business, operations, assets, capital structure, management, board composition, strategic plans, dividend policy, and options for enhancing stockholder value through strategic and operational initiatives.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)—(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein, including the Offer.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time take actions with respect thereto as they deem appropriate, depending on factors such as, among other things, the financial and operational performance of the Issuer, its strategic direction, the outcome of any discussions referred to above, price levels of the Common Stock, other investment opportunities that the Reporting Persons may have, conditions in the securities markets and general economic and industry conditions. These actions may include: (i) acquiring shares of Common Stock and/or other equity, debt, notes, other securities, or derivative or other instruments that are based upon or relate to the value of the Common Stock of the Issuer (collectively, “ Securities ”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to their Securities; (iv) increasing or decreasing their ownership in or control of Nimble Holdings; or (v) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, and may discuss such actions with the Issuer and Issuer’s management and board of directors, stockholders of the Issuer (including Nimble Holdings) and other interested parties.

The responses to Items 3, 5 and 6 of the Schedule 13D are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

The first paragraph of Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

As a result of its acquisition of the Nimble Holdings Interest, WW may be deemed to be a controlling person of Nimble Holdings, and as a result may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. Accordingly, WW may be deemed to beneficially own the Emerson Shares. By virtue of Mr. Tan’s positions as the sole director and sole shareholder of WW and as the chairman, chief executive officer and executive director of Nimble Holdings, Mr. Tan may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Emerson Shares. As a result, Mr. Tan may be deemed to beneficially own the Emerson Shares.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1:	Joint Filing Agreement as required by Rule 13d-1(k) under the Act.*

* Previously filed

CUSIP No. 291087203	SCHEDULE 13D	Page 14 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 28th day of February, 2018	AURIZON ENTERPRISES LIMITED*

	By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

MERCHANT LINK HOLDINGS LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

OMEN CHARM LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

OCEAN ROSE GLOBAL LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

PRAISEWISE LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

RISE VISION GLOBAL LIMITED*

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

CUSIP No. 291087203	SCHEDULE 13D	Page 15 of 15

SPLENDID BRILLIANCE (PTC) LIMITED*

By:	/s/ Guichai He
Name: Guichai He Title: Director

WEALTH WARRIOR GLOBAL LIMITED

By:	/s/ Bingzhao Tan
Name: Bingzhao Tan Title: Director

By:	/s/ Guichai He
GUICHAI HE, an individual*

By:	/s/ Bingzhao Tan
BINGZHAO TAN, an individual*

* These reporting persons disclaim beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.